February, 2008

Solar Teyin/Hyundai Heavy Industries Iberica
Torrent d’en Puig 14
08358 Arenys de Munt
Barcelona, España

TIBSA
Edificio Techno Center
Plataforma Logística PLA- 2A
C/Bari, 31 Ofic. 2
50197 Zaragoza
Barcelona, España

To Whom It May Concern:

This Letter of Intent is hereby drafted to verify that Solar Acquisition Corp. (herein “Solar Acquisition Corp.”), a corporation duly incorporated and registered within the laws of Florida, intends to enter into a joint venture with Solar Teyin/Hyundai Heavy Industries Iberica (herein (“Hyundai”), with the support of Tramas, Ingenería y Bóvedas, S.A. (herein “Tibsa”). Tibsa and Hyundai shall supply all requirements, technical support, and technical service training for solar panels and solar panel installation as it relates to Solar Acquisition Corp.’s plans to expand beyond general roofing operations. In order to properly assess the needs and requirements of Solar Acquisition Corp., Hyundai, and Tibsa shall coordinate with Solar Acquisition Corp. to gather data on solar radiation deficiencies and other regulatory data.

In furtherance of the proposed joint venture, Solar Acquisition Corp. shall act as the introducing party in setting up projects and networks with commercial, municipal, governmental and other potential customers, on behalf of the joint venture. Solar Acquisition Corp. intends to focus on target areas throughout North and South America for distribution and servicing of the joint solar product throughout the hemisphere.

The parties understand that Hyundai is the supplier of solar panels and solar panel accessories. It is further understood that Tibsa provides technical training and support for their solar applications as well as structural engineering expertise and production ideal for solar installations. It is the intention of Solar Acquisition Corp., Hyundai and Tibsa, to enter into a Joint Venture such that Hyundai and Tibsa shall provide Solar Acquisition Corp. with all its solar panel and accessory requirements to conduct its business as a roofing consultant and solar installation company.

The parties understand that Hyundai shall provide a full turn key project solution to the projects presented by Solar Acquisition Corp., this process includes the initial technical acceptance, due diligence and analysis of projects. The need to carry out radiation studies prior to installation at the desired site, to use high class materials and technically qualified workers in all processes, to provide technical advice at the planning stage, to provide construction supervision and quality assurance, to sign final technical acceptance, to provide yield oriented operation management. All of these services will coincide with the objective of all incorporating Hyundai’s research and development objectives in order to do cross analysis and work towards sustainable and innovative new energy solutions.

In order to facilitate a seamless delivery and supply chain, the parties will establish, in writing, a negotiated schedule and operations plan to maximize the efficiency in supplying Solar Acquisition Corp. with its requirements. In addition, Hyundai will organize through Tibsa or supporting structures in the development of engineering strategies and products best suited for the goals of Solar Acquisition Corp. and all parties involved. As further contribution to the Joint Venture, they will provide all technical support requirements to ensure completely functional and efficient solar panel systems, including but not limited to on site training, engineering technical support, and educational information as it relates to Solar applications and the structural requirements for each project.

Solar Acquisition Corp. intends to enter into and execute a Joint Venture agreement with Hyundai for the purpose of satisfying all solar panel requirements for Solar Acquisition Corp.’s business as a roofing consultant and a solar installation company. In addition, Solar Acquisition Corp. intends to incorporate the products and services of Tibsa as they relate to the installation, expertise and training as it specifically relates to electrical engineering, product specific applications, and other special skills required for proper and lawful installations of the parties’ products. Solar Acquisition Corp. and the parties intend to incorporate into a Joint Venture Agreement, as agent or as principal, at a later date, the following provisions:

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The Agreement shall be in effect for a period of one (1) year, whereupon unless cancelled by the parties within an agreed upon reasonable time period, the agreement shall automatically renew for another one (1) year period.

•	Hyundai shall be responsible for all packaging, shipping, insurance, and other expense related to the transportation and freight of the goods.

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Tibsa and Hyundai shall provide all structural engineering requirements of Solar Acquisition Corp., including expertise, technical support, training, and products. Additionally, they shall create a working job specific manual for all products and services herein related through the execution of a Joint Venture Agreement.

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Solar Acquisition Corp. and the parties intend that this agreement be governed by the United Nations Convention on Contracts for the Sale of Goods, and all disputes shall be submitted to the American Arbitration Association.

It is understood and intended that this letter is not binding on the parties and only represents the good will intentions of both Solar Acquisition Corp. and Hyundai to enter into a business relationship to be memorialized in a Joint Venture Agreement. Any and all terms herein stated may be negotiated and altered.

Thank you for your time and consideration.

Sincerely,

President, Solar Acquisition Corporation

Acknowledged and Agreed on this ___ day of _______ 2008 by:

Representative for SolarTeyin/Hyundai (Print Name)

Representative for Tibsa (Print Name)